SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                         _ _ _ _ _ _ _ _ _ _ _ _

                                 FORM 6-K

                      REPORT of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

For the month of: August 2003

                               Filtronic plc
            (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK
                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date:August 20, 2003        By:    /s/ Christopher Schofield
                                   _ _ _ _ _ _ _ _ _ _
                           Name:   Christopher Schofield
                           Title:  Solicitor and Company Secretary

                          SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc

2. Name of shareholder having a major interest

Fidelity International Limited and certain of its subsidiary companies, also comprising the notifiable interest of Mr Edward C Johnson 3rd, principal shareholder of Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

124,199

8. Percentage of issued class

0.167%

9. Class of security

Ordinary shares

10. Date of transaction

14 August 2003

11. Date company informed

15 August 2003

12. Total holding following this notification

9,563,076

13. Total percentage holding of issued class following this notification

12.87%

14. Any additional information



15. Name of contact and telephone number for queries

Christopher Schofield +44 1274 231153

16. Name and signature of authorised company official responsible for making this notification

Christopher Schofield

Date of notification

19 August 2003


Filtronic plc
Schedule to Schedule 10 19 August 2003 - FIL

Registered Holder
Shares Held
Chase Nominees Ltd
5,502,670
Chase Manhatten Bank London
10,396
Nortrust Nominees Ltd
751,880
Bankers Trust
1,053,762
MSS Nominees Ltd
68,300
BT Globenet Nominees Ltd
200,350
RBS Trust Bank
427,660
Citibank
66,850
Bank of New York London
510,451
Northern Trust
415,590
HSBC
242,000
Deutche Bank
69,000
Mellon Nominees Ltd
65,500
Bank of New York Brussels
166,300
Chase Manhattan Bank, London
12,367


TOTAL
9,563,076


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